UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2010

Commission File Number: 001-15102

Embraer — Empresa Brasileira de Aeronáutica S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-162103) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S/A

PUBLICLY-HELD COMPANY

CNPJ/MF nº 07.689.002/0001-89

NIRE 35.300.325.761

NETJETS SIGNS A PURCHASE AGREEMENT FOR UP TO 125 EMBRAER PHENOM 300 AIRCRAFT

Deal may exceed US$ 1 billion

São José dos Campos, October 18, 2010 – Embraer and NetJets, Inc. have signed a Purchase Agreement for 50 Phenom 300 executive jets, plus 75 options. The total value of the deal may exceed US$ 1 billion, at current list price.

“Embraer is indeed pleased and honored to have been selected by NetJets, a company recognized worldwide for the excellence of its operations and for an outstanding customer experience, to develop and deliver the Phenom 300 Platinum Edition,” says Frederico Fleury Curado, Embraer President and CEO. “This new partnership is both a gratifying achievement for Embraer and a strong endorsement of our executive jets business. We share NetJets’ vision for the promising future of executive aviation and see the Phenom 300 in a strong position to meet the increasingly demanding requirements for comfort, economics, performance, and reliability.”

The Phenom 300 Platinum Edition will be developed by Embraer in cooperation with NetJets, the pioneer and world leader in business jet fractional ownership. The jet will feature technology and comfort based on the requirements of NetJets’ fractional share Owners. Deliveries of the new aircraft are scheduled to begin in 2013.

“NetJets is making an investment in the future, and we continue to be guided by our vision to maintain our leadership position by delivering extraordinary safety and service to our Owners,” says David L. Sokol, NetJets’ Chairman and CEO. “We are pleased to be in a strong position in our industry and proud to be announcing this order with Embraer for the Platinum Edition Phenom 300, a high performance aircraft that is ideally suited to our Owners’ needs for reliability, range, interior comfort and operating efficiency.”

This sale further establishes the success and acceptance of the Phenom 300 in the executive aviation market. The Phenom 300 jets will join NetJets’ existing worldwide fleet of over 800 light, midsize, and large-cabin aircraft. In conjunction with the sale, NetJets and Embraer have signed comprehensive maintenance support agreements providing a broad scope of logistics, material and maintenance services for the new fleet in both the North American and European markets.

“On behalf of our entire Embraer team, I would like to thank NetJets for the confidence they have expressed in our ability to provide the high levels of service and support their business demands,” says Luís Carlos Affonso, Embraer Executive Vice President, Executive Jets. “We look forward to building a long-term relationship with this market leading customer.”

Certain contractual conditions are to be met by January 2011, at which time the order will be added to the Company’s backlog.

About NetJets, Inc.

NetJets, Inc., a Berkshire Hathaway company, is the worldwide leader in private aviation, and provides the safest and most secure private aviation solutions. NetJets’ fractional aircraft ownership allows individuals and companies to buy a share of a private business jet at a fraction of the cost of whole aircraft ownership, and guarantees availability 365 days a year with just a few hours’ notice. NetJets worldwide programs offer the largest and most diversified fleet in private aviation, which includes 13 of the most popular business jets in the world.

About the Phenom 300

The Phenom 300 light jet accommodates up to 11 occupants in a spacious and pleasant interior, designed in partnership with BMW Group DesignworksUSA. Swept wings, with winglets, and modern onboard systems were developed with outstanding flight performance in mind. A single refueling port, an externally serviced lavatory, and excellent cabin pressurization are some of the jet’s distinctive features. The Phenom 300 is one of the fastest aircraft in the light jet category, reaching 521 mph (839 km/h, or 453 knots – KTAS), and can fly at an altitude of up to 45,000 feet (13,716 meters). It has a range of 1,971 nautical miles (3,650 km), including NBAA IFR fuel reserves, which means that the aircraft is capable of flying nonstop from New York to Dallas, in the U.S.; from London to Athens, in Europe; or from Delhi (India) to Dubai (United Arab Emirates).

Note to Editors

Embraer (Empresa Brasileira de Aeronáutica S.A. – NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the United States. Founded in 1969, the Company designs, develops, manufactures and sells aircraft for the commercial aviation, executive aviation, and defense segments. The Company also provides after sales support and services to customers worldwide. On September 30, 2010, Embraer had a workforce of 17,009 employees – not counting the employees of its partly owned subsidiaries – and its firm order backlog totaled US$ 15.3 billion.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are supposed to identify potentialities. Embraer does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 18, 2010

Embraer-Empresa Brasileira de Aeronáutica S.A.

By:	/s/ Luiz Carlos Siqueira Aguiar
Name: Luiz Carlos Siqueira Aguiar
Title: Chief Financial Officer